Exhibit 12.1

ONE Gas Predecessor
Computation of Ratio of Earnings to Fixed Charges

(Unaudited)	2013		2012		2011		2010		2009

Fixed charges, as defined:
Interest on long-term debt	$62,635		$62,088		$55,848		$53,361		$67,182
Interest on lease agreements	1,602		1,601		1,529		1,663		1,770
Total fixed charges	64,237		63,689		57,377		55,024		68,952
Earnings before income taxes	161,467		156,360		142,762		173,521		146,444
Earnings available for fixed charges	$225,704		$220,049		$200,139		$228,545		$215,396
Ratio of earnings to fixed charges	3.51	x	3.46	x	3.49	x	4.15	x	3.12	x